Offering Statement for EarthGrid PBC

("EarthGrid PBC," "we," "our," or the "Company")

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   EarthGrid PBC

   1150 Brickyard Cove Road
   Suite 300
   Richmond, CA 94801

Eligibility

2. **The following are true for EarthGrid PBC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Troy Helming

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	04/10/2020	Petra	Co-Founder & CTO/CDO
01/01/2007	12/31/2019	Pristine Sun Corp	CEO & Founder
01/01/2018	Present	Traverse Fitness Inc.	Chairman & Co-Founder
09/23/2016	Present	EarthGrid PBC	Founder & CEO
09/26/2017	Present	Solarenewal LLC	Founder, Board Chairman, Manager
01/01/1997	Present	Green Reach Inc.	Chairman & Founder

Unicorn founder (Tradewind Energy); seasoned founder with 4 exits; author of the book The Clean Power Revolution and hundreds of articles, podcasts, TV interviews; thought leader, keynote speaker and public figure/panelist at hundreds of solar, wind, and infrastructure conferences. Troy has more than 100,000 followers on social media (@SolarNinjaTroy). Troy has been involved in solar since 1980 (42+ years), as a kid doing chores on the solar heating system in his childhood home, and as a career since the 1990s. Member of Mensa, M.S. Business Administration from the University of Kansas. LinkedIn: https://www.linkedin.com/in/troyhelming/

Name
Gregory Scott Lane

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2015	09/30/2020	Centauri Energy	Director of Implementation
09/30/2020	Present	EarthGrid PBC	COO

Scott is both a seasoned executive as well as an experienced entrepreneur with multiple exits and is currently a Co-Founder at EarthGrid. With a background in engineering and business within both the power and telecom industries, Scott brings a well-rounded and strategic understanding of multiple markets to EarthGrid as the COO. Scott attended both Louisiana College and Northwestern State University and has a deep passion for sailing, which he sees as the perfect analogy to life, sciences, and business.

Name
Joan Plastiras

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2022	Present	EarthGrid PBC	Board Director
01/01/2006	Present	Prospect Properties	Owner/Director

Joan is a startup investor, advisor, consultant, and board member. As a real estate broker, Joan finds space for startup companies and residences for staff. Joan is passionate about helping to bring high-tech manufacturing back to Silicon Valley from abroad. To do so, Joan connects with startups as an advisor for Silicon Catalyst, Skydeck, and KYTO and as a member of Life Science Angels and the band. Joan also participates in the UC Davis Entrepreneurial Academy for the national labs and advises national lab staff members who seek to commercialize their technology. Previously, Joan worked for two startup companies that IPO'd. At Lockheed Martin/Advanced Technology Center, Joan created, staffed, and ran a department responsible for risk, quality, reliability, systems safety, and personal and environmental protection. Joan led the first probabilistic risk assessment for NASA on the main engine main pressurization system following a shuttle disaster. At Sandia National Labs, Joan identified how a terrorist group could exploit a design vulnerability to access and use a tactical nuclear weapon; her discovery forced a shutdown of the manufacturing line to facilitate a complete redesign. Joan used insolation data to show that a solar power plant could not effectively address peak air conditioning loads in Los Angeles and presented the study as an invited speaker at the second international solar conference. Joan became a licensed mechanical engineer (California). Prior to working in the industry, Joan was on a tenure track appointment at the University of Pennsylvania (mathematics department). The focus of Joan's research was C algebras on Hilbert Space. In Joan's PhD dissertation, Joan identified a class of quasi-triangular algebras that Joan classified up to isomorphism and received an honorable mention from the American Mathematical Society for best dissertation that year. LinkedIn: linkedin.com/in/joan-plastiras-9048b0a

Name
Rachel Payne

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2022	Present	Elevation Ventures	Venture Partner
01/01/2022	Present	X, the Moonshot Factory	Advisor
10/01/2021	Present	EarthStudios	Sustainability Advisor, BoD
06/01/2018	Present	Dashboard.earth	Director, BoD
08/01/2020	Present	Loyola, College of Business Admin	Faculty Advisory Board
08/01/2012	07/31/2022	FEM Holdings	Chair, Founder
09/01/2019	09/01/2021	FullCycle	Managing Dir., Head of Deal Origination & E
07/01/2022	Present	EarthGrid PBC	Board Member

Rachel served as a Board Director for BRAC USA (ranked #1 NGO), CREDO Mobile, KCET, and dashboard.earth. Rachel teaches at U.C. Berkeley, is on the faculty advisory board for LMU Master of Science in Entrepreneurship and Sustainable Innovation, and mentors as an alum with Techstars. After earning her Stanford MBA, Rachel joined the founding team of Google.org. As the philanthropic arm of Google, Google.org created the blueprint for a hybrid corporate philanthropy and investment fund, where Rachel was Senior Program Officer focused on Poverty Alleviation and Climate Change. While at Google, Rachel led International Business Operations in Emerging Markets, living and working in sub-Saharan Africa as Country Manager on the Africa Regional Leadership Team. She accepted Google's first award at Mobile World Congress for "Best Mobile Apps for Economic and Social Development" in 2010 in partnership with Grameen TC and MTN Uganda for their work on mobile innovation in Africa. She later became Principal, Global Strategic Alliances, managing Google's important strategic partnerships in Media & Entertainment. In 2012, Rachel left Google to start FEM, a mission-driven IP holding company backed by Javelin Venture Partners and Stanford StartX. In 2015 at the Disney Accelerator, the FEM Inc. team launched Prizma, a human-centered AI Platform for Enterprise Customers in Media, Entertainment, Telecom and Technology. Prizma was acquired by Nielsen/Gracenote in 2018. Rachel ran for U.S. Congress in California's 48th Congressional District in the 2018 Midterm Elections. LinkedIn: linkedin.com/in/paynerachel

Name
Audrey Zibelman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	06/30/2023	X, Alphabet Moonshot Factory	Advisor
11/01/2023	06/01/2023	EarthGrid PBC	Board Member

Audrey Zibelman is an internationally experienced energy industry executive and board member with more than 30 years of experience in leadership roles in the power sector in the United States, Europe, and Australia. She currently serves an Advisor and Non-Executive Director to companies and government with a focus on the energy transition. Her most recent executive role was as Vice President of X, Alphabet's moonshot factory, where she led a team focused on building digital tools necessary for a decarbonised power system and was an advisor on climate technology. Audrey joined X from the Australian Energy Market Operator ("AEMO"), Australia's national power and natural gas planner, grid operator, and market operator. Audrey was the Managing Director and CEO of AEMO during a time of massive transformation in Australia's energy sector. Before joining AEMO, Audrey was the Chair of the New York Public Service Commission, where she was a member of the Governor's cabinet and regulated the electric, gas, water, steam, and communication utilities in New York. Audrey's other positions include Founder and CEO of Viridity Energy, a distributed energy optimization platform, EVP and COO of PJM, the world's largest wholesale energy market, and Executive at Xcel Energy, the US's 5th largest multi-state integrated gas and electric utility.

Name
Jeffrey Dzado

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/18/2022	Present	EarthGrid PBC	CTO
05/07/2019	10/17/2022	Remitly	Senior Engineer

Jeff is an expert engineer with experience in making complex systems work in the real world. He has worked on flight controls and estimation systems for more than a dozen UAV systems. He has worked with teams to design, simulate, analyze, build, and optimize operations of large-scale advanced Amazon Fulfillment centers with the largest robotics fleets in the world. Before EarthGrid, he was a founding engineer to launch a banking product for immigrants at a fintech startup.

Name
Eve Cohen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/16/2023	Present	EarthGrid PBC	VP of Finance
02/01/2018	01/01/2023	Eridan Communications, Inc	CFO

Eve has been in financial positions in the startup and young company technology spaces since 2008. She is a CPA and holds an MBA from Harvard University. She is an expert in accounting, finance, fundraising, strategy, internal control, cash management and investing, and people management. She has an extensive background in chip technology and hardware.

Name
Joel Hibbard

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2019	07/31/2023	Protego Trust	General Counsel and Corporate Secretary
08/01/2023	Present	EarthGrid PBC	General Counsel and Corporate Secretary

Mr. Hibbard has served as General Counsel and Corporate Secretary of EarthGrid PBC since August 2023. His career, marked by legal roles across the technology, financial, and energy sectors, brings a background that helps us navigate the evolving legal landscapes of renewable energy and technology. Prior to joining EarthGrid, Mr. Hibbard served as General Counsel and Corporate Secretary at Protego Trust Company, and as Associate General Counsel and General Counsel at Moneytree Inc. Mr. Hibbard's foundational legal experience was developed as an associate at large law firms, including Latham & Watkins LLP. Prior to law school, he worked as an applied mathematician at Science Applications International Corporation in the fields of underwater acoustics and anti-submarine warfare. His academic background, a JD from the University of Virginia School of Law, and an MS and BS in mathematics from Western Washington University, underscores his analytical approach to legal challenges and corporate strategy. LinkedIn: https://www.linkedin.com/in/joel-hibbard

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Green Reach Inc. (Troy Helming)

Securities:	6,000,000
Class:	Preferred Stock
Voting Power:	71.5%

Green Reach Inc. (Troy Helming)

Securities:	3,000,000
Class:	Common Stock
Voting Power:	3.6%

Helming Family Trust (Troy Helming)

Securities:	1,700,000
Class:	Preferred Stock
Voting Power:	20.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   EarthGrid is a private American company that was established in 2016. EarthGrid develops proprietary plasma tunnel-boring technology that we believe can revolutionize the grid infrastructure in the U.S. and is poised to greatly increase the capacity to transmit electricity across the country to power America's clean energy transition. In addition to expanding electricity capacity, the project is designed to enhance the safety, security, and reliability of grid infrastructure, housing critical infrastructure underground to avoid natural disasters that have repeatedly devastated grid operations and caused crippling power outages across the country.

   EarthGrid PBC currently has 28 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in EarthGrid PBC speculative or risky:**
   1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   2. Industry Risks: Regulatory and Environmental Risks: Tunnel-boring operations are subject to extensive and changing regulations including environmental, health, and safety laws. Changes in such regulations can increase costs or limit operations. There's also the risk of significant liabilities from environmental damage, that may happen due to unintended emissions or spills. Technological Changes and Operational Risks: The need to adapt to new technologies to improve efficiency and reduce costs is crucial. Operational risks, including equipment failures, accidents, and the inability to obtain necessary equipment and services, can also affect operations. Geological Risks: Tunneling operations face inherent uncertainties due to potential misestimations or unexpected geological conditions. The success of tunneling activities cannot be guaranteed, and instances of boring failure or tunneling setbacks can incur significant costs. Weather and Natural Disasters: Operations can be significantly impacted by extreme weather conditions and natural disasters, which can delay projects and increase costs. Permitting and Access to Land: Challenges in obtaining, maintaining, or renewing necessary permits, leases, and other approvals can delay or halt operations. Issues with land rights and access can

also pose significant operational risks. Capital and Credit Market Conditions: Since drilling operations require substantial capital investment, the availability and cost of capital can be a risk, particularly in volatile credit markets. Changes in interest rates, the availability of funding, and investor sentiment can impact financial conditions. Litigation and Legal Risks: The Company could be subject to litigation related to patent infringement, employment issues, or other disputes, which can be costly and damage the Company's reputation. Labor Challenges: Skilled labor shortages or labor disputes can disrupt operations and lead to delays and increased labor costs. Dependence on Key Customers or Suppliers: Reliance on a limited number of customers or suppliers can pose a significant risk if one of these parties fails to meet its obligations.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" may occur when the Company either lists its shares on an exchange or is acquired, but liquidity does not guarantee a positive return on your investment.

5. Dividends. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

6. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

8. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

9. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

11. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is

closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

12. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

13. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

14. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

15. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

16. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

17. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

18. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

19. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

EarthGrid PBC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $2,996,400 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company plans to use the proceeds from this raise on capital equipment, state Certificate of Public Convenience and Necessity ("CPCN") filings and license acquisitions, Integrated Seismic Prediction development and startup costs, and wholly-owned line construction.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$146,824
Capital Equipment	$9,510	$1,500,000
State CPCN Filings & License Acquisitions	$0	$349,577
Integrated Seismic Prediction Development and Start Up Costs	$0	$500,000
Wholly-Owned Line Construction	$0	$500,000
Total Use of Proceeds	**$10,000**	**$2,996,400**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and EarthGrid PBC must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $5.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	7,700,000	7,700,000	Yes	Each holder of Preferred Stock may cast the number of votes equal to ten times the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please see the Amended and Restated Certificate of Incorporation of EarthGrid PBC for further disclosure.
Common Stock	25,000,000	6,920,381	Yes	Hold one vote per share.

   ## Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan	The Company has an equity incentive plan with 3,000,000 common stock options reserved for future issuance. As of December 31, 2023, the Company has granted 2,044,260 options. The 2,044,260 granted options have a weighted average exercise price $0.51 and a weighted average contract term of approximately eight years.	3,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing SAFE notes are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. The Company has an equity incentive plan with 3,000,000 options reserved and 2,044,260 options granted as of December 31, 2023.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

We have achieved significant progress since our last fundraise on Netcapital. We believe that the value of the Company has increased by 25% since the last close.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Note Payable
Amount Outstanding:	$26,664
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	SAFE Notes - 1
Amount Outstanding:	$1,643,200
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Multiple notes that carry a $20 million cap or a conversion discount of 20%.
Creditor(s):	SAFE Notes - 2
Amount Outstanding:	$7,120,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Multiple notes that carry a $20 million cap or a conversion discount of 30%.
Creditor(s):	SAFE Notes - 3
Amount Outstanding:	$1,977,530
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Multiple notes that carry a $30 million cap or a conversion discount of 20%.

Creditor(s):	SAFE Notes - 4
Amount Outstanding:	$19,136,485
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Multiple notes that carry a $60 million cap or a conversion discount of 20%.
Creditor(s):	SAFE Notes - 5
Amount Outstanding:	$997,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Multiple notes that carry a $75 million cap or a conversion discount of 20%.

25. **What other exempt offerings has EarthGrid PBC conducted within the past three years?**

Date of Offering:	2022-04-01
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$1,925,000
Use of Proceeds:	Operating expenses
Date of Offering:	2023-04-01
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,272,966
Use of Proceeds:	The proceeds were used on operating expenses.
Date of Offering:	2023-09-29
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$2,003,480
Use of Proceeds:	The proceeds were used on operating expenses.
Date of Offering:	2023-12-31
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$10,780
Use of Proceeds:	The Company issued 172,000 shares of common stock from the exercising of options through a stock option plan. Out of the 172,000 shares, 150,000 were for services provided and no cash was received. The other 22,000 shares were exercised at $0.49 per share and $10,780 in cash was received. The cash was used on operating expenses.

Date of Offering:	2022-04-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$525
Use of Proceeds:	Shares issued at par value. No cash was exchanged in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Troy Helming	CEO	SAFE	$6,000,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    EarthGrid PBC was formed as Red Gopher Cooperative on September 23, 2016 in the state of Delaware. The Company changed its name to EarthGrid PBC on June 29, 2020. The Company is a public benefit corporation. EarthGrid has invented plasma tunnel boring robots that are solar powered, use no water, have zero emissions, and can bore tunnels 100x faster at 1/10th the cost of conventional techniques. We are building a network of large, underground utility tunnels that improve infrastructure and rapidly accelerate the transition to 100% clean energy by enabling underground clean energy power lines, high-speed data, water, and wastewater, H2 pipelines, e-commerce parcel transportation via pneumatic tubes, etc. EarthGrid has a BOOM (Build, Own, Operate, and Manage) model, and intends to lease space to investment-grade utilities. Results of Operations: Revenue for the year ended December 31, 2023 increased by $389,544 to $391,255, as compared to $1,711 reported for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2023 increased by $6,865,038 to $13,425,394, as compared to $6,560,357 reported for the year ended December 31, 2022. Other income for the year ended December 31, 2023 increased by $151,070 to $151,070, as compared to $0 reported for the year ended December 31, 2022.

Liquidity & Capital Resources: From March 1, 2024 through May 6, 2024, the Company has received proceeds of approximately $997,000 from SAFEs with a valuation cap of $75 million. The Company has signed agreements totaling $2.4 million for the respective SAFEs. During January 2024, CEO Troy Helming contributed patents and equipment to EarthGrid in exchange for a $6,000,000 SAFE with a $20,000,000 valuation cap and 30% discount. On December 31, 2023, the Company had cash and cash equivalents of $7,688,621 and working capital of $9,175,979, as compared to cash and cash equivalents of $397,096 and working capital of $765,792 on December 31, 2022. During 2023, the Company raised proceeds of $3,276,446 in exchange for selling 898,381 shares of common stock including shares sold in a Reg CF offering.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

EarthGrid PBC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.earthgrid.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.